EXHIBIT 11.1

OMEGA FLEX, INC.

SCHEDULE OF COMPUTATION OF EARNINGS PER COMMON SHARE

	For the three-months ended June 30,		For the six-months ended June 30,
	2005	2004	2005	2004
	(Dollars in thousands, except earnings per Common Share)
Net Income	$1,680	$1,102	$3,068	$2,321
Basic Earnings per Common Share:
Net Income	$0.17	$0.13	$0.30	$0.27
Basic Weighted Average Shares Outstanding	10,154	8,732	10,154	8,732
Diluted Earnings per Common Share:
Net Income	$0.17	$0.11	$0.30	$0.23
Diluted Weighted Average Shares Outstanding	10,154	10,154	10,154	10,154
Dividends Declared per Share	---	---	$0.92	---